FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number: 0-30324

Radware Ltd.

 (Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: RADWARE LTD.  ANNOUNCES RECORD RESULTS, Dated April 26, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: April 26, 2005

By: /s/ Meir Moshe

Meir Moshe

Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

10.1

Press Release: RADWARE LTD.  ANNOUNCES RECORD RESULTS, Dated April 26, 2005.

EXHIBIT 10.1

Contact:

Meir Moshe, Chief Financial Officer, Radware Ltd.

011-972-3766-8610

Dennis S. Dobson, for Radware Ltd.

(203) 255-7902

RADWARE LTD.  ANNOUNCES RECORD RESULTS

* Record Quarterly revenues of $20.0 million

* Record Quarterly profit of $4.4 million

Tel Aviv, Israel, April 26, 2005 — Radware (Nasdaq: RDWR), the leader in Intelligent Application Switching (IAS), ensuring availability, performance and security of networked applications, today reported its fourteenth consecutive quarter of growth in revenues with record revenues of $20.0 million for the first quarter of 2005, an increase of 29% compared with revenues of $15.5 million for the first quarter of 2004, and a sequential increase of 5% vs. $19.0 million revenues for the fourth quarter of 2004.

Net income for the first quarter of 2005 was $4.4 million, compared with net income of $4.3 million in the fourth quarter of 2004 and an increase of 59% compared with net income of $2.8 million in the first quarter of 2004.

Diluted net earnings per share for the first quarter of 2005 were $0.22, compared to $0.14 in the first quarter of 2004 and $0.22 in the fourth quarter of 2004.

The Company continued to maintain a positive operational cash flow as in the last thirteen quarters. In the first quarter of 2005 the Company generated cash in the amount of $4.5 million. This led to a balance of $161.5 million in cash, short-term and long-term bank deposits and marketable securities.

“Radware continues to gain market share in the application infrastructure space for both application switching and Intrusion Prevention,” said Roy Zisapel, President and CEO of Radware. “This was an excellent quarter for Radware with healthy revenues and earnings. We continue to reap benefits from our strategy of focusing on large enterprises and carriers with our end-to-end solutions.”

During the quarter ended March 31, 2005, Radware released the following significant announcements:

•

Radware Joins ICSA Labs Network IPS Product Developers Consortium

•

Hagen Hultzsch Joins Radware's Board of Directors

•

Radware DefensePro Delivers Intrusion Prevention to Continental Airline's Business Partners

•

Radware Enhances it's End-to-End Connectivity Solution with Integrated VPN Technology

•

Radware Positioned in the Leader Quadrant in Web-enabled Application Delivery Report

•

Kenneth E. Sichau Joins Radware's Board of Directors

•

Radware's CertainT 100 Application Accelerator Wins "Recommended Buy" Award in SC Magazine Test for the Second Year in a Row

•

SINA Game Selects Radware's Denial of Service Solution for Online Game Services

Company management will host a quarterly investor conference call at 8:45 AM EDT on April 26, 2005. The call will focus on financial results for the quarter ended March 31, 2005, and certain other matters related to the Company’s business.

The conference call will be webcast on April 26, 2005 at 8:45 AM EDT in the “listen only” mode via the Internet at:

http://www.radware.com/content/company/investorrelations/default.asp

About Radware

Radware (NASDAQ:RDWR) is the Global Leader in Intelligent Application Switching, enabling the complete security, maximum performance and full availability of all mission critical networked applications while dramatically cutting operating and scaling costs.

Radware’s integrated Application Security, Application Infrastructure and End-to-End Connectivity solutions are deployed by over 2,500 enterprises and carriers worldwide. Radware offers the broadest product line in the industry meeting application needs at every critical point across the network including Web and Application Servers, Firewalls, VPNs, ISP links, Anti-Virus Gateways and Cache.

Learn more on how Radware Intelligent Application Switching Solutions can enable the security, performance and availability of mission critical applications at www.radware.com.

###

This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching industry, changes in demand for Application Switching products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.

Condensed Consolidated Balance Sheets
(U.S. Dollars in Thousands)
	December 31, 2004		March 31, 2005
	(Audited)		(Unaudited)
Current assets
Cash and cash equivalents	8,792	(*)	5,406
Short-term bank deposits	64,892		65,637
Short-term marketable securities	35,336	(*)	28,917
Trade receivables, net	13,166		13,142
Other receivables and prepaid expenses	1,332		1,884
Inventories	4,094		4,463
	127,612		119,449
Long-term investments
Long-term bank deposits	9,224		9,379
Long-term marketable securities	38,797		52,170
Severance pay funds	1,921		1,960
	49,942		63,509

Property and equipment, net	4,452		5,068
Other assets, net	1,235		1,096
Total assets	183,241		189,122

Current liabilities
Trade payables	5,075		3,404
Deferred revenues, other payables and accrued expenses	14,850		16,315
	19,925		19,719

Accrued severance pay	2,399		2,457

Total liabilities	22,324		22,176

Shareholders’ equity
Share capital	457		461
Additional paid-in capital	145,439		147,205
Accumulated other comprehensive loss	(52)		(194)
Retained earnings	15,073		19,474
Total shareholders’ equity	160,917		166,946
Total liabilities and shareholders' equity	183,241		189,122

(*) Reclassified

Condensed Consolidated Statements Of Operations
(U.S. Dollars in thousands, except share and per share data)
	For the Three months ended March 31, 2004	For the Three months ended March 31, 2005

	(Unaudited)	(Unaudited)

Revenues	15,522	20,021
Cost of revenues	2,760	3,555
Gross profit	12,762	16,466
Operating expenses:
Research and development	2,337	3,026
Sales and marketing	7,702	8,996
General and administrative	1,020	1,214
Total operating expenses	11,059	13,236
Operating income	1,703	3,230
Financial income, net	1,052	1,226
Income before income taxes	2,755	4,456
Income taxes	-	55
Income before minority interest in losses of a subsidiary	2,755	4,401
Minority interest in losses of a
subsidiary	11	-
Net income	2,766	4,401

Basic net earnings per share	$ 0.16	$ 0.24

Weighted average number of shares used to compute basic
net earnings per share	17,753,507	18,540,984

Diluted net earnings per share	$ 0.14	$ 0.22

Weighted average number of shares used to compute
diluted net earnings per share	20,071,759	20,288,967